                                                                  Exhibit T3E-19


                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY


                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS


                THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 1998

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   Consolidated Quarterly Financial Statements

            For the three month period ended March 31, 1999 and 1998


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Letter to Stockholders and Bondholders                                      1 - 4

Financial Statements & Notes                                               5 - 11

    The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
    Accounting Policies included in the notes to the consolidated financial statements in the Company's 1998 Annual Report. These policies and the Notes to Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.

Management's Discussion and Analysis of  Financial Condition
    and Results of Operations                                             12 - 15

                                  May 14, 1999


TO ALL SHAREHOLDERS AND BONDHOLDERS:

         Enclosed are the unaudited financial statements of San Jacinto Holdings, Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the fiscal period ended March 31, 1999. Operating earnings (EBITDA) totaled $3.4 million in the first quarter of 1999 compared to $3.0 million on a comparable basis for 1998, excluding the income generated from the payroll and data services sales for the period ended March 31, 1998. Operating earnings have improved notwithstanding that sales were 1% lower than the first quarter of 1998. Additionally there are no sales from the Company's Network Expansion program realized in the first quarter, although a number of transactions closed at the end of the first quarter of 1999. For additional information please review the Management's Discussion and Analysis following the audited financial statements and footnotes and the 1998 Annual Report.

                                    OVERVIEW

         During the first quarter several items were completed, or advanced, that are important to the Company's overall strategies for 1999. The Company completed its Year 2000 update, and now believes that it must focus on the many vendors to whom it does business with to insure compliance with year 2000 technology. Additionally, the Company continued upon a system wide focus on customer service in an effort to strengthen its ties to the small business marketplace. This focus will be continued into 1999 and will remain a critical element of Safeguard's strategic direction for the future.

         Additionally, during the first quarter of 1999, Safeguard continued on a growth strategy to expand its channel of distribution through the addition of new distributors and new bases of business integrated into Safeguard distributorships. The Company closed five transactions at the end of the first quarter through integrations with existing distributorships, although no new distributorships were created.

                              RESULTS OF OPERATIONS


         Net sales for the first quarter of 1999 were $41.9 million, down 1%, from $42.3 million from the comparable period in 1998. This modest decline reflects an 7.9% decline in One-Write sales from $16.0 million in the first quarter of 1998, to $14.7 million for the first quarter of 1999, and a 14.6% decline in computer form sales from $10.4 million to $8.8 million. During 1998, Safeguard reduced prices on its computer forms products to remain competitive with the marketplace. Additionally Safeguard announced a price increase on its One Write products at the end of 1998, and implemented an approximate 6% increase beginning in the first quarter of 1999. Sales of laser products continue to grow by 27.8% from $5.9 million to $7.5 million. Additionally, sales from sourced products were $8.4 million, up 10.5% from the $7.6 million recorded in 1998. Envelopes were essentially flat at $2.5 million compared to the first quarter of 1998. The Company has placed a greater emphasis with its distribution channel on manufactured products, due to the impact that such sales have on absorbing overhead built into the financial structure of the Company. One of the tools utilized to emphasize manufactured products was a form of additional compensation for growth in manufactured products. During the first quarter of 1999 an additional $2 million in sales were generated through this program.

         Selling and administrative expenses have declined from the comparable period in 1998 from $20.8 million to $20.4 million. A majority of this expense decline has come from cost controls and improved efficiencies.

         Earnings before interest, taxes and amortization ("EBITA") has increased 38.3%, from $1.8 million in 1998 to $2.4 million in 1999, primarily due to the reduction in expenses and cost controls. EBITDA (EBITA plus depreciation) has increased by 14.4%, from $3.0 million in 1998 to $3.4 million in 1999.

         Amortization expense has increased slightly from $.4 to $.5 in the comparable quarterly period in 1999. Interest expense was 8.3% lower than the amount in 1998 due to the reduced levels of borrowing caused by the improvement in the Company's capital position from the sale of payroll and the UK subsidiary. Thus the loss from continuing operations declined from $2.1 million in 1998, to $1.2 million for the quarter ended March 31, 1999. The extraordinary gain from the sale of payroll, including the gain from discontinued operations, totaled $7.0 million for 1998, resulting in a net gain for the first quarter of 1998 of $4.8 million, compared to a net loss of $1.2 million for the first quarter of 1999.


                                NETWORK EXPANSION

         During the first quarter the Company continued to focus on Network Expansion, a program for the expansion of sales volume through either integration of new business into existing distributorships or the addition of new distributors to Safeguard. As the first quarter of 1999 ended, five integration transactions were closing and twelve more were scheduled to close within 60 days. Safeguard continues to believe that there is a significant amount of additional business through consolidations of the channel within North America, and that growth in sales volume will be generated through this program. Clearly though, the process has taken longer than initially anticipated. The direct benefit of new sales is that additional volume will absorb fixed overhead and excess capacity within the Safeguard infrastructure.

                              INTERNET INITIATIVES

         Safeguard is continuing to move quickly to establish an Internet site for its distributor channel that will provide E-commerce capabilities for the small business customer. The Company believes that an Internet site will enhance distributors ability to aid their existing clients through reorders and administrative information, as well as for referrals and new business generated by small businesses who "surf" the Internet looking for solutions and pricing information to their business problems. The Company does not believe that E-commerce will ever supplant the need for the individual attention that a Safeguard distributor provides for the customer, but will certainly provide alternatives and efficiencies to enhance the personal involvement between the distributor and the customer. The Company anticipates that the Internet site will be operational in the third quarter of 1999, and that full E-commerce capabilities will be available sometime in the year 2000.

                              WEST COAST RELOCATION

         As the Company continues to focus on reducing expenses, and with the final move by the Data Services Group and Advantage Payroll during the first quarter of 1999, the Company has subleased its two story facility in Tustin, California to a publicly traded company with headquarters in Orange County, California. The remaining employees, 26 people, were relocated to the Malt Avenue manufacturing facility in Los Angeles, and certain functions were moved to Fort Washington, Pennsylvania. The Company should save approximately $1 million per year in utility and rental expense from the relocations.

                            OPERATIONAL ADVANCEMENTS

         A major accomplishment occurred during the first quarter of 1999 through the successful conversion of the Company's systems to be Year 2000 compliant. This conversion was accomplished on time, and with approximately $100,000 of external consulting costs. Of even greater significance, however, is that it was done without any disruption to the distributor channel or the customer base.

         Additionally the amount of repeat customer orders being transmitted direct to the plate, is increasing. This consolidation of the front-end process of the business will have significant labor savings in the future and allow Safeguard to maintain its competitiveness in the industry.

         Finally, the Company is moving forward to complete a conversion of the Company's proprietary order entry system from a DOS platform to a Windows platform in the later part of 1999. A Windows based software system will be the only such system in the marketplace today, and will provide significant incentives for independent forms brokers and dealers to become part of the Safeguard organization.

                          CUSTOMER SERVICE INITIATIVES

         The Company has established a Customer Service initiative that focuses on improving many of the operational areas that interface with the distribution channel and the customer base. The Company has recently begun consolidating the contact center environments in its eastern plants to the administrative center in Fort Washington, Pennsylvania. The purpose for this consolidation is to improve the level of service which distributors and customers receive when they contact Safeguard. The Company is committed to helping its independent distributors provide quality products and exemplary service in its efforts to improve customer retention, as well as improve its future sales levels.

         The Company will continue to improve the quality, performance and reliability of its operations through technology; achieve improved results in sales and profitability through network expansion: identify and integrate new products to manufacture; and maintain our commitment to our independent distributor network where together, "We help small business succeed" in their efforts to grow and prosper.


      /s/  Elvis L. Mason                         /s/  Michael D. Magill
          ----------------                            -------------------
      Elvis L. Mason                              Michael D. Magill
      Chairman of the Board                       President & CEO

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)


                                                                 March 31,   December 31,
                                                                   1999          1998
                                                                   ----          ----
                                     ASSETS

Current assets:
      Cash and cash equivalents                                  $   1,623    $     639
      Receivables less allowances                                   19,088       20,055
      Inventories                                                    6,710        6,985
      Other current assets                                           1,306          861
                                                                 ---------    ---------
             Total current assets                                   28,727       28,540
Property, machinery and equipment                                   11,656       12,179
Excess purchase price over net assets acquired                      39,972       40,332
Other assets                                                         1,577        1,547
                                                                 ---------    ---------
             Total assets                                        $  81,932    $  82,598
                                                                 =========    =========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
      Current debt obligations                                   $   7,099    $   6,978
      Accounts payable                                              15,826       15,593
      Accrued expenses                                              10,992        8,073
                                                                 ---------    ---------
             Total current liabilities                              33,917       30,644
Long-term debt                                                      97,255      100,703
Other liabilities                                                   10,093        9,383

Stockholders' deficiency:
      Preferred stock:
         $5.00 Junior Preferred Stock, par value $.01 a share;
             Authorized 1,000,000 shares, $5 cumulative
             No shares issued and outstanding
      Common stock, par value $.01 a share:
             Authorized 2,000,000 shares,
             Issued and outstanding 1,052,384 shares                    11           11
      Additional paid-in capital                                    94,143       94,143
      Deficit                                                     (152,142)    (150,950)
      Accumulated other comprehensive loss                          (1,345)      (1,336)
                                                                 ---------    ---------
         Total stockholders' deficiency                            (59,333)     (58,132)
                                                                 ---------    ---------
         Total liabilities and stockholders' deficiency          $  81,932    $  82,598
                                                                 =========    =========

                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                            Three Months Ended
                                                                 March 31,
                                                            ------------------
                                                             1999        1998
                                                             ----        ----
Net Sales                                                  $ 41,946    $ 42,253
Cost of sales                                                19,505      20,126
                                                           --------    --------
Gross profit                                                 22,441      22,127
Selling and administrative expense                           20,388      20,846
Other income - distributor receivables                         (375)       (474)
Amortization expense                                            507         446
Interest expense                                              3,113       3,394
                                                           --------    --------
Loss from continuing operations before income taxes          (1,192)     (2,085)
Income tax provision                                             --          --
                                                           --------    --------
Loss from continuing operations                              (1,192)     (2,085)
Discontinued operations:
  Gain on sale of assets                                         --       6,438
  Income from operations                                         --         512
                                                           --------    --------
                                                                 --       6,950
                                                           --------    --------
Net income (loss)                                            (1,192)      4,865
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                        (9)       (115)
                                                           --------    --------
Comprehensive income (loss)                                $ (1,201)   $  4,750
                                                           ========    ========


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                           PERIOD FROM JANUARY 1, 1998
                                TO MARCH 31, 1999
                                 ($000 omitted)
                                   (Unaudited)


                                                                                         Accumulated
                                                              Additional                    Other
                       Preferred Stock       Common Stock       Paid-In                 Comprehensive
                      Shares    Amount     Shares    Amount     Capital     Deficit         Loss
                      ------    ------     ------    ------     -------     -------         ----
Balance -
  January 1, 1998       --        $--    1,052,384     $11      $94,143    $(150,780)      $  (935)
Net loss                                                                        (170)
Unrealized loss on
  foreign currency
  translation           --         --           --      --           --           --          (401)
                        --        ---    ---------     ---      -------    ---------       -------
Balance -
  December 31, 1998     --         --    1,052,384      11       94,143     (150,950)       (1,336)
Net loss                                                                      (1,192)
Unrealized loss on
  foreign currency
  translation           --         --           --      --           --           --            (9)
                        --        ---    ---------     ---      -------    ---------       -------
Balance -
  March 31, 1999        --        $--    1,052,384     $11      $94,143    $(152,142)      $(1,345)
                        ==        ===    =========     ===      =======    =========       =======


                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                              Three Months Ended
                                                                    March 31,
                                                              ------------------
                                                                1999       1998
                                                                ----       ----
Cash flows from operating activities:
   Net income (loss)                                           $(1,192)   $ 4,865
   Adjustments to reconcile net income (loss) to cash
      provided by (used in) operating activities:
       Amortization                                                507        446
       Depreciation                                              1,020      1,259
       Gain on sale of assets                                       --     (6,438)
       Unrealized exchange (loss)                                   (9)      (115)
  (Increase) decrease in operating assets:
       Receivables                                                 967      2,314
       Inventories                                                 275       (158)
       Assets held for disposition                                  --        500
       Other assets                                               (474)    (1,323)
   Increase (decrease) in operating liabilities:
       Accounts payable                                            233      1,521
       Accrued expense and other liabilities                     3,629      2,407
                                                               -------    -------
             Net cash provided by operating activities           4,956      5,278
Cash flows from investing activities:
   Purchase of software, machinery and equipment                  (217)      (104)
   Adjustment due to currency fluctuations                         (27)         1
                                                               -------    -------
             Net cash used in investing activities                (244)      (103)
                                                               -------    -------
Cash flows from financing activities:
   Repayment of long-term debt and capital lease obligations    (1,854)    (2,260)
   Net repayment of revolving loans                             (1,724)    (2,260)
   Deferred financing costs                                       (150)        --
                                                               -------    -------
             Net cash used in financing activities              (3,728)    (4,520)
                                                               -------    -------
Increase in cash and cash equivalents                              984        655
Cash and cash equivalents at beginning of period                   639        385
                                                               -------    -------
Cash and cash equivalents at end of period                     $ 1,623    $ 1,040
                                                               =======    =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

(Continued)


Supplemental disclosure of non-cash investing and financing activities:

     Capital lease obligations of $253 and $102 were entered into during the first three months of 1999 and 1998 respectively, to acquire software, machinery and equipment.

Supplemental disclosure of cash flow information:

                                                            Three Months
                                                               Ended
                                                              March 31,
                                                            1999     1998
        Earnings before interest, taxes, depreciation      $3,448   $3,014
            and amortization (EBITDA)
        Earnings before interest, taxes and                $2,428   $1,755
           amortization (EBITA)
        Cash paid during the period for:
                Interest                                   $1,285   $1,507


                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 and 1998
                                   (Unaudited)


NOTE A.  UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1998 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of December 31, 1998 are derived from the Company's audited financial statements as of that date.


NOTE B.  DISCONTINUED OPERATIONS:

         In 1997, the Company decided to divest of its payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6.4 million after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value, effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net sales from discontinued operations are $2.9 million for the first quarter of 1998. The sales and related expenses of the operations were excluded from the determination of the Company's loss from continuing operations for the periods presented.


NOTE C.  INVENTORIES:

         Inventories consist of the following:

                                          March 31,   December 31,
                                            1999         1998
                                            ----         ----
                                              ($000 omitted)
                  Raw Material             $4,137       $4,380
                  Work-in-process             252          258
                  Finished Goods            2,321        2,347
                                           ------       ------
                                Total      $6,710       $6,985
                                           ======       ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 and 1998
                                   (Unaudited)
                                   (continued)


NOTE D.     LONG-TERM DEBT:

         The Company's debt outstanding is as follows:

                                              March 31,        December 31,
                                                1999              1998
                                                ----              ----
                                                     ($000 omitted)
     Revolving Loan - Collateralized          $  16,183         $  17,377
     Revolving Loan                               3,470             4,000
     Term Loan                                    8,000             8,000
     Amended Exchange Loan                       10,052            11,487
     12% Senior Subordinated Notes               65,878            65,878
     8% Senior Subordinated Notes                     1                 1
     8% Subordinated Debentures                     194               194
     Capital lease obligations                      576               744
                                              ---------         ---------
                                                104,354           107,681
         Less current debt obligations           (7,099)           (6,978)
                                              ---------         ---------
                  Total long-term debt        $  97,255         $ 100,703
                                              =========         =========

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 1998


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the years ended December 31, 1998 and 1997. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes and in the Company's Annual Report for the years ended December 31, 1998 and 1997.

The following table sets forth, for the periods indicated, selected financial data as a percentage of net sales.


                                                            Three Months Ended
                                                                 March 31,
                                                            1999           1998
                                                            ----           ----
Net Sales                                                  100.0%         100.0%
Cost of Sales                                               46.5           47.6
                                                           -----          -----
Gross profit                                                53.5           52.4
Selling and administrative expense                          48.6           49.3
Other income - distributor receivables                      (0.9)          (1.1)
Amortization expense                                         1.2            1.1
Interest Expense                                             7.4            8.0
                                                           -----          -----
Loss from continuing operations before income taxes         (2.8)          (4.9)
Income tax provision                                          --             --
                                                           -----          -----
Loss from continuing operations                             (2.8)          (4.9)
Discontinued operations:
  Gain on sale of assets                                      --           15.2
  Income from operations                                      --            1.2
                                                           -----          -----
                                                              --           16.4
                                                           -----          -----
Net income (loss)                                           (2.8)%         11.5%
                                                           =====          =====

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 1998

RESULTS OF OPERATIONS - Continued

San Jacinto Holdings Inc. through its wholly owned subsidiary, Safeguard Business Systems, Inc. ("Safeguard"), provides business solutions and services to small businesses through its independent distribution network in the United States and Canada. Through this distribution channel, Safeguard markets pegboard systems, continuous forms and checks, laser forms and checks, advertising specialty goods, filing systems, envelopes, and other business products designed for small businesses with less than 50 people on staff. Safeguard is a privately owned company with manufacturing plants in California, Pennsylvania and Georgia.

COMPARISON OF THE THREE MONTH PERIOD ENDED MARCH 31, 1999 TO THE THREE MONTHS PERIOD ENDED MARCH 31, 1998.

NET SALES. Net sales from continuing operations the first quarter of 1999 are slightly ($0.3 million or 0.7%) below the same period in 1998. The sales results reflect a 7.9% decline in manual forms sales, and a 14.6% decline in computer forms sales, partially off-set by a 27.8% growth in laser forms and a 10.5% growth in sales of sourced products. The sales results reflect the anticipated shift in product mix from manual and computer forms to laser forms and sourced products as the small business customer's transition from manual and pin-fed computer forms to laser forms and promotional products. The decline in manual forms sales is off-set in part by a 6.0% price increase effective January 1999.

The Company's 1999 objectives are focused on the expansion of its distributor network through recruiting new distributors and assisting existing distributors in purchasing customer bases from independent forms dealers interested in selling their businesses. Substantial efforts have occurred in identifying and contacting potential new distributors and forms dealers during the first quarter of 1999. Negotiations are currently underway with several dealers for the acquisition of their customer bases by existing Safeguard distributors. Five such acquisitions have closed in 1999 to date with estimated annual revenue of approximately $1.0 million.

GROSS PROFIT. Gross profit before selling and administrative expenses, excludes commission expense. The gross profit margin from continuing operations is as follows:

                                                    Three Months Ended
                                                         March 31,
                                                    1999         1998
                                                    ----         ----
                    Manual forms                    62.4%        62.8%
                    Computer and laser forms        52.7         47.9
                    Sourced products                39.8         40.2
                                                    ----         ----
                         Total                      53.5%        52.4%
                                                    ====         ====

This improvement in gross profit margin during the first quarter 1999 is attributable to a significant reduction in manufacturing overhead costs. The cost reductions are in leased and owned equipment costs related to technological advances in the computer systems implemented in 1997. The Company realized additional manufacturing facility cost savings in 1999 associated with the closure of the Addison, Illinois plant.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 1998


RESULTS OF OPERATIONS - Continued

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses are $20.4 million in the first quarter of 1999 compared to $20.8 million for the same period in 1998, representing 48.6% and 49.3% of net sales in each period. The reduction in selling and administrative costs is attributable to strategic reductions in costs throughout the Company and efficiencies achieved through technological advancements in the operating system. Commissions to independent distributors account for 70% of total selling and administrative costs in 1999 and 1998. As a percent of total sales, commission costs have remained constant at approximately 34% of net sales.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of distributor receivables) is $0.4 million for the first quarter 1999 and $0.5 in 1998, representing 0.9% and 1.1% of net sales in 1999 and 1998, respectively. In conjunction with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was based on the evaluation by an independent valuation firm of the distributor receivables which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable is expected to continue in amounts approximating $1.5 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is $0.5 million for the first quarters of 1999 and $0.4 million in 1998. The expense consists of the amortization of intangible assets including the excess purchase price over net assets acquired and deferred financing costs.

INTEREST EXPENSE. Interest expense is $3.1 million for the first quarter of 1999 and $3.4 million for the same period in 1998 including $1.3 million and $1.5 million, respectively, of cash interest payments. The decrease in interest expense in 1999 is attributable to a reduction in the Company's average outstanding borrowings as a result of principal repayments under the Amended Exchange Loan, and a slight (0.5%) reduction in the Company's borrowing rate under its collateralized Revolving Loan.

INCOME TAX PROVISION. No tax liability was generated in the United States or Canada as a result of net losses from operations.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity are cash flows generated from operations, cash on hand, availability of long-term capital lease alternatives and borrowing capacity under the revolving loans. The Company's cash flows from operating activities is $5.0 million in the first three months of 1999. As of March 31, 1999, the Company had $1.6 million in cash and cash equivalents, and $1.5 million in availability under the revolving loans. At that date, the Company had a working capital deficiency of $5.2 million and a ratio of current assets to current liabilities of 0.85:1.


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
                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                THREE MONTH PERIOD ENDED MARCH 31, 1999 AND 1998


LIQUIDITY AND CAPITAL RESOURCES - Continued

The Company's ongoing liquidity requirements arise primarily from capital expenditures, working capital needs and debt service. The Company's capital expenditures for the first three months of 1999 are $0.5 million in machinery and equipment. The Company anticipates total capital expenditures in 1999 of $2.0 million. These expenditures will be funded through additional capital lease obligations and cash flow from operations.

The Company has met all of its debt obligations and is not in default of any of its loan agreements. The Company continues to monitor its cash position and believes that sufficient funding alternatives exists to meet its obligations as they come due.


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